Exhibit 99.1

NEWS RELEASE

Centerra Gold Shareholders Approve Plan of Arrangement

With Kyrgyzaltyn and the Kyrgyz Republic

Toronto, Canada, July 25, 2022: Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) announced that at the Company’s special meeting of shareholders held earlier today, an overwhelming majority of Centerra shareholders voted in favor of the resolution approving the proposed plan of arrangement which will give effect to certain aspects of the transactions (collectively, the “Transaction”) contemplated by the previously announced global arrangement agreement (the “Arrangement Agreement”) entered into by, among others, Centerra, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Government of the Kyrgyz Republic. Further details of the Transaction, including the plan of arrangement, are described in Centerra’s management information circular (“Circular”) mailed to Centerra shareholders in connection with the special meeting, and which is also available on Centerra’s website at www.centerragold.com/2022-special-meeting-materials and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Detailed voting results for the resolution are as follows:

	Votes For	% Votes For	Votes Against	% Votes Against
Centerra shareholders	226,940,532	96.83%	7,435,986	3.17%
Centerra shareholders, excluding votes attached to shares required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions	149,538,766	95.26%	7,435,986	4.74%

A report on the voting results for the special meeting will be filed under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The closing of the Transaction is subject to, among other things, the Ontario Superior Court of Justice (Commercial List) issuing an order (the “Final Order”) approving the plan of arrangement. The application for the Final Order is expected to be made on or about July 28, 2022, at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard.

Extension of Annual Meeting Deadline

Centerra also announced that it has been granted an additional extension by the Toronto Stock Exchange to hold its annual meeting of shareholders no later than September 30, 2022. Centerra will provide further details regarding its annual meeting in the coming weeks.

1 University Avenue, Suite 1500

Toronto, ON

M5J 2P1

tel 416-204-1953

fax 416-204-1954

www.centerragold.com

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “expect”, “contemplate”, “may”, “will” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: the expected timing of the satisfaction or waiver of certain conditions of the Transaction and the expected timing of the Final Order hearing.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Ontario court does not approve the plan of arrangement and issue the Final Order, and the fact that parties have come forward and indicated that they will oppose the issuance of the Final Order; risks that any of the conditions precedent to the Transaction will not be satisfied in a timely manner or at all; the impact of any actions taken by the Kyrgyz Government, or any of its instrumentalities, or Kyrgyzaltyn prior to the completion of the Transaction; the failure of the Kyrgyz Government or Kyrgyzaltyn to comply with their obligations under the Arrangement Agreement; the Kyrgyz Government nationalizing or expropriating the Kumtor mine; political and regulatory risks in the Kyrgyz Republic; resource nationalism; the impact of changes in, the impact of changes in, or more aggressive enforcement of, laws, regulations and government practices; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic and possible conflicts of interest related thereto; and other actions which could be taken by the Company in response to the ongoing situation involving the Kumtor mine. For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed Annual Information Form and in the Circular, each of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by the forward-looking statements contained or referred to herein. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information contained herein is given as of the date of this press release. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

1 University Avenue, Suite 1500

Toronto, ON

M5J 2P1

tel 416-204-1953

fax 416-204-1954

www.centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

For more information:

Toby Caron

Treasurer and Director, Investor Relations

(416) 204-1694

toby.caron@centerragold.com

Shae Frosst

Manager, Investor Relations

(416) 204-2159

shae.frosst@centerragold.com

1 University Avenue, Suite 1500

Toronto, ON

M5J 2P1

tel 416-204-1953

fax 416-204-1954

www.centerragold.com